Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (202) 636-5543	E-mail Address rajib.chanda@stblaw.com

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund

Registration Statement on Form N-2

(File No. 333-264426)

Ladies and Gentlemen:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company, we hereby provide a response to the comment from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission communicated on September 30, 2024 regarding Pre-Effective Amendment No. 5 (the “Amendment No. 5”) to the above-referenced registration statement on Form N-2, filed on August 25, 2023 (collectively with the Pre-Effective Amendment No. 1 filed on July 25, 2022, the Pre-Effective Amendment No. 2 filed on October 14, 2022, the Pre-Effective Amendment No. 3 filed on December 16, 2022, and the Pre-Effective Amendment No. 4 filed on January 13, 2023, the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund (the “Notes”).

The Fund anticipates filing in the near future an additional pre-effective amendment, Amendment No. 6, which will include the revisions to the Registration Statement in response to the comment contained herein, as applicable and appropriate, and to otherwise update disclosure in the ordinary course.

For convenience of reference, the Staff’s comment has been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 5. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 5 or the Co-Investment Order (as defined herein).

Securities and Exchange Commission	October 2, 2024

1. Please supplementally confirm that the Fund complies with Condition 15 of the Fund’s exemptive relief to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions thereunder (the “Co-Investment Order”).1

Response: The Fund hereby confirms that it complies with Condition 15 of the Co-Investment Order. None of the Advisers, the Primary Advisers, the Affiliated Investors, the other Regulated Funds nor any affiliated person of the Regulated Funds or Affiliated Investors receives additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction, other than as permitted by Condition 15.

* * *

Please call Benjamin Wells (212-455-2516), Kenneth Burdon (617-778-9001), Steven Grigoriou (202-636-5592), Jonathan Pacheco (202-636-5876) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda

cc:

Ryan Sutcliffe, Division of Investment Management, U.S. Securities and Exchange Commission

David Joire, Division of Investment Management, U.S. Securities and Exchange Commission

Terri Jordan, Division of Investment Management, U.S. Securities and Exchange Commission

Kieran Brown, Division of Investment Management, U.S. Securities and Exchange Commission

Benjamin Wells, Simpson Thacher & Bartlett LLP

Kenneth Burdon, Simpson Thacher & Bartlett LLP

Steven Grigoriou, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

[1]

Blackstone / GSO Floating Rate Enhanced Income Fund et al. Investment Company Act Rel. No. 34427 (Order), dated November 29, 2021, available at: https://www.sec.gov/Archives/edgar/data/1710523/999999999721005885/filename1.pdf, as amended by Blackstone Floating Rate Enhanced Income Fund, et al. Investment Company Act Rel. No. 34612 (Order), dated June 7, 2022, available at: https://www.sec.gov/files/rules/ic/2022/ic-34612.pdf.

2